Exhibit 99.1

Sierra Metals Announces Filing of NI 43-101 Technical Report on the Bolivar Mine in Mexico

TORONTO, July 5, 2018 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") has filed a technical report prepared in accordance with National Instrument 43-101 ("NI 43-101") on the Bolivar Mine (the "Report").  The Report supports the disclosure made by the Company in its news release dated May 22, 2018 entitled "Sierra Metals Increases Mineral Reserve Estimate by 83% for its Bolivar Mine, Mexico".  There are no material differences in the mineral resources and reserves contained in the Report from those disclosed in the May 22, 2018 news release.

The Report includes mineral resources and reserves for the Bolivar Mine with:

•	Total Probable Mineral Reserves for Bolivar are 7,925,000 tonnes averaging 18.9 g/t silver, 0.86% copper and 0.25 g/t gold, 1.14% CuEq** representing an 83% increase to the previous Probable Mineral Reserve Estimate
•	Total Indicated Mineral Resources for Bolivar are 13,267,000 tonnes averaging 22.5 g/t silver, 1.04% copper and 0.29 g/t gold, 1.36% CuEq** representing a 42% increase to the previous Indicated Mineral Resource estimate
•	Total Inferred Mineral Resources for Bolivar are 8,012,000 tonnes averaging 22.4 g/t silver, 0.96% copper and 0.42 g/t gold, 1.35% CuEq** representing an 11.5% decrease to the previous Inferred Mineral Resource Estimate
•	The updated Resource and Reserve Estimate varies from the February 2017 Technical Report due to a variety of factors, including: a 24% increase in Cu price assumptions*, notable increases in metallurgical recovery assumptions*, an increase in the Net Smelter Return (NSR) cut off grades resulting in higher value material, change in commodity prices* and depletion by production since the Report was completed
•	The updated Resource and Reserve Estimate has incorporated new exploration drilling, sampling, and face mapping information into the geologic interpretation and grade estimations providing more refined resource models
* Metal price assumptions considered for the calculation of unit values are: Copper (Cu): US$/lb 3.00, Silver (Ag): US$/oz 18.25, and Gold (Au): US$/oz 1,291.00. Metallurgical recovery assumptions are based on actual plant data for 2017-2018 and are 78% Ag, 83% Cu, and 64% Au.
** CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec).

The Report dated June 28, 2018 with an effective date of October 31, 2017 is entitled "NI 43-101 Technical Report on Resources and Reserves Bolivar Mine Mexico", and was prepared by independent SRK Consulting (U.S.), Inc.

Signed by Qualified Persons:

Giovanny Ortiz, BSc, PGeo, FAusIMM, Associate Resource Geologist
Shannon L. Rhéaume, BASc Mining and Mineral Processing, PEng, Senior Mining Engineer
Jeff Osborn, BEng Mining, MMSAQP, Principal Mining Engineer
Daniel H. Sepulveda, BSc, SME-RM, Metallurgist
John Tinucci, PhD, PE, President/Practice Leader/Principal Geotechnical Engineer
Mark Willow, MSc, CEM, SME-RM, Principal Environmental Scientist

Notes on the Resource and Reserve Estimate

The procedures and methods supporting the mineral resource and reserve estimation have been developed in conjunction with Dia Bras geological personnel. The understanding of the geology and mineralization at Bolivar is based on a large volume of geologic data as well as a robust history of production. SRK has reviewed the methods and procedures for data collection methods supporting the estimate, and notes that they are reasonable and consistent with industry best practice. Geology models were generated by Dia Bras geologists using Leapfrog Geo, and locally vary significantly from those used in previous reports. A combination of diamond drilling, channel sampling, and mine mapping have been used to inform these models, and SRK is of the opinion that they are an accurate interpretation of the mineralization at Bolivar. These models, presented as 3D wireframes, are used to constrain block models, which are flagged with variables such as bulk density, mine area, depletion, etc.

The resource and reserve estimations presented herein have been conducted or reviewed by independent consultants using supporting data generated by the site. SRK conducted independent estimations for the Bolivar Mine. Grade for the three primary commodities (Cu, Ag, Au) is estimated into the block models using both drilling and channel samples, applying industry-standard estimation methodology. Interpolation methods were generally via ordinary krigging. Mineral resources and reserves estimated by the independent consultants are categorized in a manner consistent with industry best practice, and are reported above reasonable unit value cut-offs based on actual marginal production costs to satisfy public reporting criteria.

SRK is of the opinion that the resource and reserve estimations are suitable for public reporting and are a fair representation of the in-situ contained metal for the Bolivar deposit.

The information in this announcement regarding the Resource and Reserve Estimate included in the Report is qualified in its entirety by reference to the Report. The Report is available for review on SEDAR (www.sedar.com), EDGAR (www.SEC.gov) and the Company's website (www.sierrametals.com).

Quality Control:

The technical content of this news release has been reviewed and approved by:

Gordon Babcock P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS."

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Resource and Reserve Estimates

All resource and reserve estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Gord Babcock, COO, Sierra Metals Inc., +1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 17:00e 05-JUL-18